FROM:                                        FOR:
Swenson/Falker Associates Inc.               CNS, Inc.
1111 TCF Tower, 121 S. 8th Street            1250 Park Rd.
Minneapolis, Minn. 55402                     Chanhassen, Minn. 55417
Contact - Curt Swenson 612/371-0000          Contact - Richard E. Jahnke or
                                                       Daniel E. Cohen
                                                       612/474-7600

FOR IMMEDIATE RELEASE

CNS, INC., SAYS FDA HAS CLEARED BREATHE RIGHT(R)
NASAL STRIP FOR MARKETING AS SNORING REMEDY

     MINNEAPOLIS, Nov. 8 -- CNS, Inc. (NASDAQ/NM:CNXS) announced today that the U.S. Food and Drug Administration (FDA) has cleared thed company's Breathe Right(R) nasal strip for marketing with a new indication for use of the strip for the reduction or elimination of snoring.

     "We have believed for some time that snorers represented on of the largest markets for the Breathe Right strip, and this clearance will enable us to address them directly in our advertising," said Daniel E. Cohen, M.D., CNS chairman and chief executive officer. "We believe this is the only over-the-counter product in wide retail distribution that has been cleared by the FDA for marketing as a snoring treatment."

     Under the product's original FDA marketing clearance, received in late 1993, the company was able to claim only that the product improved nasal breathing by reducing nasal airway resistance, and could not directly claim a benefit to snorers.

     Recent clinical studies showed that 75 percent of participants snored less often and less loudly when wearing the Breathe Right strip.

     Cohen said 80 percent of U.S. households contain at least one snorer and there are approximately 40 million chronic snorers in the U.S. Many people, unable to get enough air through their noses, open their mouths to breathe, which promotes snoring. Breathe Right strips decrease nasal airway resistance by 31 percent, making nasal breathing easier so the mouth can be closed and snoring can be reduced or eliminated.

     CNS, based in Minneapolis, designs, manuafactures and markets consumer products, including the Breathe Right nasal strip.

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11/08/95